VERSO TECHNOLOGIES, INC.
400 Galleria Parkway
Suite 200
Atlanta, Georgia 30339
June 12, 2006
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.

Re:	Verso Technologies, Inc.’s Pre-effective Amendment No. 2 to Registration Statement on Form S-3/A (No. 333-127817); Pre-effective Amendment No. 3 to Registration Statement on Form S-3/A (No. 333-126223); and Pre-effective Amendment No. 1 to Registration Statement on Form S-3/A (No. 333-133373)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Verso Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statements (collectively, the “Filings”) so that they will become effective at 12:00 p.m. on Tuesday, June 13, 2006, or as soon thereafter as practicable.
     The Company represents to the Commission that the amendments to the Filings as filed by the Company with the Commission via the EDGAR system on June 5, 2006 are marked with “” tags to show all changes made to the Filings since they were last filed with the Commission; however, the Company understands that the changes made to the sections of the Filings titled “Where You Can Find More Information” are not reflected in the form of the Filings as viewed by the Commission.
     The Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Filings effective, it does not foreclose the Commission from taking any action with respect to the Filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

Securities and Exchange Commission
June 12, 2006

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Yours very truly, Verso Technologies, Inc.
By:	/s/ Juliet M. Reising
Juliet M. Reising
Chief Financial Officer

cc:	Adam Halper, Esq. Anne Nguyen, Esq.